Exhibit 3.23

State of Delaware Secretary of State Division of Corporations Delivered 11:09 AM 12/23/2013 FILED 11:09 AM 12/23/2013 SRV 131465178 – 5455313 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC Carnation, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, # 400 in the City of Wilmington Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 23 day of December, 2013.

By:	/s/ James F. Mosier
Authorized Person(s)
Name:	James F. Mosier